

Leilani Macedo · 3rd

Founder/President at CLiCS

La Jolla, California · 215 connections · Contact info

CLiCS

Aveda Business Coll

Experience

Founder/President

CLiCS

Jan 2016 – Present · 4 yrs 10 mos

La Jolla, California

CLiCS is using technology & innovation to streamline salon operations, creating environmentally friendly alternatives in hair color packaging and providing new tools for the creative stylist.



The CLiCS Product Evaluation Center



Team CLiCS

Member, Innovation Incubator

EvoNexus

May 2016 – Apr 2019 · 3 yrs

La Jolla, CA

SOUTHERN CALIFORNIA'S LEADING STARTUP TECHNOLOGY INCUBATOR
EvoNexus is the leading tech startup incubator in Southern California. Under its pro-bono model, EvoNexus startups receive mentorship, access to capital and space in a collaborative working environment, without giving up equity or fees. ...see mor

Barber/Stylist
V's Barbershop
Mar 2015 – Jan 2016 · 11 mos

Owner
Independent Stylist/Educator
2009 – 2013 · 4 yrs
Reno, Nevada Area/San Diego Area

Salon Owner/Hair Designer
Aura Aveda Concept Salon & Spa
Sep 2006 – Oct 2011 · 5 yrs 2 mos
Reno, Nevada

Extensive experience with marketing and selling h
competitive business market.

Management/Supervision

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Education

Aveda Business College
2007 – 2009

Associated Barber College
Professional License, Barbering/Barber
2014 – 2015

Phagans School of Cosmetology
Professional License, Cosmetology/Cosmetologist, General
1990 – 1992

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Volunteer Experience

Founding Member / VP Board of Directors
Controlled Burn Inc.
Oct 2000 – Oct 2009 • 9 yrs 1 mo

Arts and Culture

A 501(c)3 fire and art performance group

Skills & Endorsements

Hair Care · 8

CLICS Endorsed by **2 of Leilani's colleagues at CLICS**

Marketing · 4

Endorsed by **Monique Baron, who is highly skilled at this**

CLI

Styling · 2

Charles D. Brown and 1 connection have given endorsements

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